Exhibit 99.1

PRESS RELEASE

Fleetmatics Group Appoints Shred-it President and CEO, Vincent De Palma, to its Board of Directors

Dublin, Ireland and Boston, Massachusetts – December 2, 2013 – Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as software-as-a-service (SaaS), today announced that it has appointed Shred-it President and CEO, Vincent De Palma, to its Board of Directors. The appointment was effective on November 26, 2013.

De Palma has been CEO of global information security company Shred-it since 2009. His experience managing a global company for which fleet and service worker optimization is an operational imperative makes him a natural fit for the Fleetmatics Board Director position.

Jim Travers, Fleetmatics CEO and Chairman of the Board, said of the new appointment, “Given that Shred-it delivers its service via a sizeable global fleet, and given Vince’s experience in managing that fleet at peak operational efficiency over the past five years, there is no question that his domain expertise will be a value-add to our Board. Vince joins an already-strong team of like-minded, strategic business leaders who continue to drive Fleetmatics forward with incredible speed and success.”

Prior to Shred-it, De Palma was President at Pitney Bowes Management Services and Executive Vice President, Pitney Bowes, Inc. from 2005-2009. Prior to that, De Palma was President of Benefit Services and Corporate Vice President, Automatic Data Processing, Inc. (ADP) from 1999-2005.

To learn more, visit www.fleetmatics.com.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as software-as-a-service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics Group’s intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 20,000 customers, with over 417,000 subscribed vehicles worldwide.

Fleetmatics Group’s solutions are marketed both under the Fleetmatics and SageQuest brands.

About Shred-it

Shred-it is a world-leading information security company providing information destruction services that ensure the security and integrity of our clients’ private and confidential information. The company operates 140 service locations in 16 countries worldwide, servicing more than 150,000 global, national and local businesses, including the world’s top intelligence and security agencies, more than 500 police forces, 1,500 hospitals, 8,500 bank branches and 1,200 universities and colleges. For more information, please visit www.shredit.com.

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Source: Fleetmatics Group PLC

Finn Partners on behalf of Fleetmatics

Megan Parker | 312-329-3975

fleetmatics@finnpartners.com